EXHIBIT 2.2
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                      SC STORMONT CORPORATION (`STORMONT')


Whereas SC Stormount Corporation (Stormont) and E-Cruiter.com (E-Cruiter) wish to enter into an agreement for the provision of financial and business advisory services by Stormont to E-Cruiter, the following terms and conditions shall apply:


TERM: Commencing March 1, 2000 , open-ended, termination on 30 days notice. On issuance of a notice of cancellation by E-Cruiter, E-Cruiter will be responsible for paying retainer fees for the month in which notice is given and for one full month following the month in which notice is given. On issuance of a notice of cancellation by Stormont, Stormont will continue to provide services for the current month, and will be paid the monthly retainer fee for that month, but no further fees will be paid by E-Cruiter.

FEES:                      a)       a monthly retainer fee of $28,333, plus all
                                    applicable taxes, due on the first of each month for the months of March, April and May of 2000, thereafter a monthly retainer fee of $15,000, plus all applicable taxes due on the first of each month.
                           b)       transaction fees, on successful completion
                                    of a Transaction (as defined below) based on the Capital Value (as defined below) of such transaction.


TRANSACTIONS:              Transactions on which fees are entitled to be
                           received by Stormont are restricted to those transactions identified as such between the parties in advance of closing.

                           CAPITAL TRANSACTIONS are transactions which involve

                           a) the issue of shares or other securities, including debt, of E-Cruiter, for cash

                                    Transaction fee:2% of cash generated

                           b) the purchase of shares in another company by E-Cruiter, with payment by cash or securities of E-Cruiter

                                    Transaction fee:1% of cash or cash paid
                                                       2% of debt issued *
                                                       2% of share value issued



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                           c)       the purchase by E-Cruiter of all or
                                    substantially all of the assets of another company, or the assets of a business unit or division of another company, with payment by cash or securities of E-Cruiter

                                    Transaction fee:1% of cash paid
                                                       2% of debt issued *
                                                       2% of share value issued

                           d)       the purchase of E-Cruiter by a third party

                                    Transaction fee:2% of cash received
                                                     1% of debt received *
                                                     1% of share value received

                           * In each case, if debt issued or received carries an effective interest rate of less than 90 day bankers acceptance as issued by CIBC, plus 4%, the face value of the debt, for the purposes of calculation of Transaction Fees, shall be adjusted to reflect an equivalent amount of debt using an interest rate equal to 90 day bankers acceptance as issued by CIBC, plus 4%.

                  MAJOR RELATIONSHIP TRANSACTIONS involve the conclusion of partnering or other agreements (excluding merger/acquisition agreements) between E-Cruiter and a third party pursuant to which the parties agree to work cooperatively in offering a combined product offering for sale to their respective marketplaces.

                           Transaction fees for major relationship transactions shall be calculated as 1% of the amount, if any, by which the average market capitalization of E-Cruiter following the public announcement, calculated by summing the market capitalization on the 25th, 26th, 27th, 28th and 29th trading days and dividing be 5 of such transaction exceeds 115% of its market capitalization immediately preceding the announcement date calculated by summing the market capitalization for the 5 trading days immediately preceeding the announcement and dividing by 5.

                           The amount of such fee may be paid at the election of E-Cruiter by issue of treasury shares at the price on which the amount of the fee was based. If shares are issues as payment, E-Cruiter shall register each share within 120 days of such issue.


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TERMINATION:               In the event of termination by E-Cruiter, Stormont
                           shall be paid Transaction Fees on account of any Transaction subsequently completed by E-Cruiter within 6 months of notice of such termination.




ACCEPTED:



(signed)
Per: Robert C. McInnis
President, SC Stormont Corporation
Signed on March 6, 2000


ACCEPTED

(signed)
Per: Gerry Stanton
President, E-Cruiter.com
Signed on February 25, 2000


















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